

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2014

Via E-mail
R. Andrew Clyde
President and Chief Executive Officer
Murphy USA Inc.
200 Peach Street
El Dorado, AR 71730-5836

  Re: **Murphy USA Inc.**
    Registration Statement on Form S-4
    Filed March 21, 2014
    File No. 333-194736
    Form 10-K for Fiscal Year Ended December 31, 2013
    Filed February 28, 2014
    File No. 1-35914

Dear Mr. Clyde:

  We have reviewed your filings and have the following comments. We have limited our review of your registration statement to those issues we have addressed in our comments. We have limited our review of Form 10-K to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. At this time, a review remains open for the annual report on Form 10-K for the fiscal year ended December 31, 2013. Please confirm your understanding that we will not be in a position to consider a request for acceleration of effectiveness for this registration statement until all issues related to the Form 10-K review are resolved. As applicable and considering your registration statement contains the same financial statements as your

annual report on Form 10-K, please tell us what consideration you gave to revising your registration statement to address the comments below.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data, page 50

Note 8 – Long-Term Debt, page F-14

2. We note your disclosure in Item 5 that the indenture governing the Senior Notes and the credit agreement governing your credit facilities restrict the payment of dividends of any sort. Please tell us your consideration of disclosing these restrictions on the payment of dividends and the amount of retained earnings or net income restricted or free from restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X.

Supplemental Quarterly Information (Unaudited), page F-40

3. Please tell us your consideration of describing the effect of disposals on segments of the business and unusual or infrequently occurring items recognized in each quarter. Refer to Item 302 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

In responding to our comments on Form 10-K, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at 202.551.3322 or William Thompson, Accounting Branch Chief, at 202.551.3344 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at 202.551.3485 or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director

cc: Joseph A. Hall